Exhibit 99.137

June 18, 2021	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Digihost Technology Inc. of our report dated April 30, 2021, relating to the consolidated financial statements, which is filed as Exhibit 99.105 to the Registration Statement on Form 40-F.

Yours very truly,

Louis Roy, CPA auditor, CA

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